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                                                 -------------------------------
                         UNITED STATES                    OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION  -------------------------------
                   WASHINGTON, D.C. 20549        OMB Number:    3235-0145
                                                 -------------------------------
                                                 Expires:      October 31, 2002
                                                 -------------------------------
                                                 Estimated average burden
                                                 hours per response........14.90
                                                 -------------------------------



                         SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 2)*


  FIRST VIRTUAL COMMUNICATIONS, INC. (FORMERLY FVC.COM, INC.)
--------------------------------------------------------------------------------
                       (Name of Issuer)


                 COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                (Title of Class of Securities)


                          337484 10 9
--------------------------------------------------------------------------------
                        (CUSIP Number)


                       December 31, 2000
--------------------------------------------------------------------------------
    (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/ /      Rule 13d-1(c)

/X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)


                               Page 1 of 4 pages

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CUSIP NO. 337484-10-9                 13G                      PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

      Ralph K. Ungermann
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
      (a)
      (b)
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER
  NUMBER OF
                        2,210,377 (1)
   SHARES
                  --------------------------------------------------------------
 BENEFICIALLY     6     SHARED VOTING POWER

                        0
  OWNED BY
                  --------------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

  REPORTING             2,210,377 (1)

   PERSON         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

   WITH:                0

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,210,377 (1)

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      12.5%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

(1) Includes 312,878 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2000.


                               Page 2 of 4 pages


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ITEM 1.

       (a)   Name of Issuer:  First Virtual Communications, Inc.

             (formerly FVC.Com, Inc.)

       (b)   Address of Issuer's Principal Executive Offices:

             3393 Octavius Drive, Santa Clara, CA 95054

ITEM 2.

       (a)   Name of Person Filing:  Ralph K. Ungermann

       (b)   Address of Principal Business Office or, if none, Residence:

             3393 Octavius Drive, Santa Clara, CA 95054

       (c)   Citizenship:  A citizen of the United States

       (d)   Title of Class of Securities:  Common Stock

       (e)   CUSIP Number:  337484-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

       (a)   / /  Broker or Dealer registered under Section 15 of the
                  Act (15 U.S.C. 78o);

       (b)   / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

       (c)   / /  Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c);

       (d)   / /  An investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

       (e)   / /  An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E);

       (f)   / /  An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

       (g)   / /  A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(ii)(G);

       (h)   / /  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)   / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)   / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount Beneficially Owned: 2,210,377 shares, including 312,878 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2000 and 1,897,499 shares held by the Reporting Person in the name of the Ralph K. Ungermann Living Trust under agreement dated May 18, 1988, as amended, of which the reporting person is the trustee.

       (b)   Percent of Class:  12.5%

       (c)   Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:  2,210,377
             (ii)   Shared power to vote or to direct the vote:  0
             (iii)  Sole power to dispose or to direct the disposition of:
                    2,210,377
             (iv)   Shared power to dispose or to direct the disposition of:  0

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         Not Applicable


                               Page 3 of 4 pages


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ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP:  Not Applicable

ITEM 10. CERTIFICATION:   Not Applicable



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 14, 2001
                                          --------------------------------------
                                                         Date


                                          /s/ RALPH K. UNGERMANN
                                          --------------------------------------
                                          Ralph K. Ungermann





                               Page 4 of 4 pages